SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934
ECO2 Plastics, Inc. (Name of the Issuer)
ECO2 Plastics, Inc. (Name of Persons Filing Statement)
Common Stock, par value $0.001 Series A Preferred Stock, par value $0.001 Series B-1 Preferred Stock, par value $0.001 (Title of Class of Securities)
Common Stock: 27885H105 Series A Preferred Stock: 27885H3030 Series B-1 Preferred Stock: 27885H204 (CUSIP Number of Class of Securities)

Raymond M. Salomon
ECO2 Plastics, Inc., PO Box 760, Riverbank, CA 95367
209-863-6200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

This statement is filed in connection with (check the appropriate box):

a.	[X]The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	[ ] The filing of a registration statement under the Securities Act of 1933.

c.	[ ] A tender offer.

d.	[ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction [ ]

Instruction: Eight copies of this statement, including all exhibits, should be filed with the Commission.

Calculation of Filing Fee:

Transaction Valuation*	Amount of Filing Fee
$3939.60	$0.2198

*Calculated solely for the purposes of determining this filing fee.  This amount assumes the acquisition of 49 shares of common stock for $80.40 per share in cash in lieu of issuing fractional shares to holders of less than 2,000 shares of common stock after the proposed reverse stock split.  The Amount of the Filing Fee was determined by multiplying the Transaction Valuation by 0.00005580.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ...................................................................................
Form or Registration No.: ..................................................................................
Filing Party: ..................................................................................................
DATE FILED: ....................................................................................................

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by ECO2 Plastics, Inc., a Delaware corporation (“ECO2” or the “Company”), in connection with a 1-for-2,000 reverse stock split transaction (the “Reverse Stock Split”).  On July 2, 2009, ECO2’s Board of Directors (the “Board”) approved, and a total of 27 stockholders owning 559,446,780 shares of common stock, Series A Preferred and Series B-1 Preferred, outstanding as of July 2, 2009, consented in writing to the 1-for-2000 reverse stock split transaction. Such approval and consent constitute the unanimous approval of the Board of the Company and the consent of a majority of the total number of issued and outstanding shares of common stock, Series A Preferred and Series B-1 Preferred of the Company, including a majority of the outstanding stock of each class entitled to vote thereon as a class, and is sufficient under the Delaware General Corporation Law (the "DGCL") and under ECO2’s Bylaws to approve the corporate action.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) concurrently with the filing of ECO2’s amended preliminary information statement on Schedule 14C (the “Information Statement”) pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Information Statement. As of the date hereof, the Information Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended as necessary to reflect such completion or amendment of the Information Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Information Statement.

All parenthetical references under the various items in this Schedule 13E-3 are references to the corresponding items contained in Regulation M-A under the Exchange Act.

Item 1. Summary Term Sheet

The information set forth in the Information Statement under “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2. Subject Company Information

(a)           The name of the subject company is ECO2 Plastics, Inc.  ECO2’s principal executive offices are located at 5300 Claus Road, Riverbank, CA 95367 and our telephone number is 209-863-6200.

(b)           The information set forth in the Information Statement under “INFORMATION ON CONSENTING STOCKHOLDERS” is incorporated herein by reference.

(c)           Trading Market and Price.  The information set forth in the Information Statement under “NOTICE TO STOCKHOLDERS OF ACTION APPROVED BY CONSENTING STOCKHOLDERS – Fairness of the Transaction” is incorporated herein by reference.

(d)           Dividends.  The information set forth in the Information Statement under “NOTICE TO STOCKHOLDERS OF ACTION APPROVED BY CONSENTING STOCKHOLDERS – Fairness of the Transaction” is incorporated herein by reference.

(e)           Prior Public Offerings.  The information set forth in the Information Statement under “NOTICE TO STOCKHOLDERS OF ACTION APPROVED BY CONSENTING STOCKHOLDERS – Fairness of the Transaction” is incorporated herein by reference.

(f)           Prior Stock Purchases.  The information set forth in the Information Statement under “NOTICE TO STOCKHOLDERS OF ACTION APPROVED BY CONSENTING STOCKHOLDERS – Fairness of the Transaction” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a)-(c)           The information set forth in Item 2(a) above is incorporated herein by reference.  The information set forth in the Information Statement under “DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT” is incorporated herein by reference.

Item 4. Terms of the Transaction

(a)           Material Terms.  The information set forth in the Information Statement under “SUMMARY TERM SHEET” is incorporated herein by reference.

(c)           Different Terms. The information set forth in the Information Statement under “NOTICE TO STOCKHOLDERS OF ACTION APPROVED BY CONSENTING STOCKHOLDERS - Future Dilution; Anti-Takeover Effects,” and “- Federal Income Tax Consequences” is incorporated herein by reference.

(d)           Appraisal Rights.  The information set forth in the Information Statement under “NOTICE TO STOCKHOLDERS OF ACTION APPROVED BY CONSENTING STOCKHOLDERS” is incorporated herein by reference.

(e)           Provisions for Unaffiliated Security Holders.  The information set forth in the Information Statement under “ADDITIONAL AND AVAILABLE INFORMATION” and “STATEMENT OF ADDITIONAL INFORMATION” are incorporated herein by reference.

(f)           Eligibility for Listing or Trading.  Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)           Transactions.  The information set forth in the Information Statement under Appendices A-D is incorporated herein by reference.

(b)(5)           Significant Corporate Events.   During the past two years, there have been no negotiations, transaction or material contracts between the Company or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of the Company’s securities, or sale or other transfer of a material amount of assets of the Company.  The information set forth in the Information Statement under “DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT” and under Appendices A-D is incorporated herein by reference.

(c)           Negotiations or Contracts.   The information set forth in the Information Statement under Appendices A-D is incorporated herein by reference.

(e)           Agreements Involving the Company's Securities.  None.

Item 6. Purposes of the Transaction and Plans or Proposals

(b)           Use of Securities Acquired.  The information set forth in the Information Statement under “SPECIAL FACTORS” is hereby incorporated herein by reference.

(c)           Plans.  The information set forth in the Information Statement on the cover page of the Information Statement is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

(a)           Purposes for the Rule 13E-3 Transaction.  The information set forth in the Information Statement under  “SPECIAL FACTORS” and “NOTICE TO STOCKHOLDERS OF ACTION APPROVED BY CONSENTING STOCKHOLDERS - Reasons for the Proposed Reverse Stock Split” is incorporated herein by reference.

(b)           Alternatives.  The information set forth in the Information Statement under “SPECIAL FACTORS” and “NOTICE TO STOCKHOLDERS OF ACTION APPROVED BY CONSENTING STOCKHOLDERS – Fairness of the Transaction” is incorporated herein by reference.

(c)           Reasons.  The information set forth in the Information Statement under “SPECIAL FACTORS” and “NOTICE TO STOCKHOLDERS OF ACTION APPROVED BY CONSENTING STOCKHOLDERS - Reasons for the Proposed Reverse Stock Split” is incorporated herein by reference.

(d)           Effects.  The information set forth in the Information Statement under “SPECIAL FACTORS” and “NOTICE TO STOCKHOLDERS OF ACTION APPROVED BY CONSENTING STOCKHOLDERS” is incorporated herein by reference.

Item 8. Fairness of the Transaction

(a)           Fairness. The information set forth in the Information Statement under “SPECIAL FACTORS” and “NOTICE TO STOCKHOLDERS OF ACTION APPROVED BY CONSENTING STOCKHOLDERS” is incorporated herein by reference.

(b)           Factors Considered in Determining Fairness. The information set forth in the Information Statement under “SPECIAL FACTORS” and “NOTICE TO STOCKHOLDERS OF ACTION APPROVED BY CONSENTING STOCKHOLDERS – Fairness of the Transaction” is incorporated herein by reference.

(c)           Approval of security holders.  The information set forth in the Information Statement under “SPECIAL FACTORS” and “CONSENTING STOCKHOLDERS” is incorporated herein by reference.

(d)           Unaffiliated representative.  The information set forth in the Information Statement under “SPECIAL FACTORS” and “NOTICE TO STOCKHOLDERS OF ACTION APPROVED BY CONSENTING STOCKHOLDERS – Fairness of the Transaction” is incorporated herein by reference.

(e)           Approval of directors. The information set forth in the Information Statement under “SPECIAL FACTORS” and “NOTICE TO STOCKHOLDERS OF ACTION APPROVED BY CONSENTING STOCKHOLDERS – Fairness of the Transaction” is incorporated herein by reference.

(f)           Other Offers.  None.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)           Report, Opinion or Appraisal. The information set forth in the Information Statement under “SPECIAL FACTORS” and “NOTICE TO STOCKHOLDERS OF ACTION APPROVED BY CONSENTING STOCKHOLDERS” is incorporated herein by reference.

(b)           Preparer and summary of the report, opinion or appraisal. Not applicable.

(c)           Availability of Documents. Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration

(a)           Source of Funds.   The information set forth in the Information Statement under “NOTICE TO STOCKHOLDERS OF ACTION APPROVED BY CONSENTING STOCKHOLDERS – Fairness of the Transaction” is incorporated herein by reference.

(b)           Conditions.  None.

(c)           Expenses. The information set forth in the Information Statement under “NOTICE TO STOCKHOLDERS OF ACTION APPROVED BY CONSENTING STOCKHOLDERS – Fairness of the Transaction” is incorporated herein by reference.

(d)           Borrowed Funds.  None.

Item 11. Interest in Securities of the Subject Company

(a)           Securities Ownership. The information set forth in the Information Statement under “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

(b)           Securities Transactions.  The information set forth in the Information Statement under Appendices A-D is incorporated herein by reference.

Item 12. The Solicitation or Recommendation

                (d)           Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Information Statement under “INFORMATION ON CONSENTING STOCKHOLDERS” is incorporated herein by reference.

(e)           Recommendations of Others. The information set forth in the Information Statement under “INFORMATION ON CONSENTING STOCKHOLDERS” is incorporated herein by reference.

Item 13. Financial Statements

The information set forth in the Information Statement under Appendices A-C is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

                (a) Solicitations or recommendations. None.

                (b) Employees and corporate assets. None.

Item 15. Additional Information

                (b) Other material information. The information contained in the Information Statement, including any and all appendices attached thereto, is incorporated herein by reference.

Item 16. Exhibits

                (a) Any disclosure materials furnished to security holders by or on behalf of the filing person, including: Preliminary Information Statement of ECO2 (incorporated herein by reference to ECO2’s Schedule 14C filed with the Securities and Exchange Commission on July 6, 2009 and as amended and filed on August 7, 2009 and September 28, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Raymond M. Salomon
By: Raymond M. Salomon
Its: Chief Financial Officer
September 28, 2009